Issuer Free Writing Prospectus dated December 16, 2021

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated December 16, 2021 and Registration Statement No. 333-240086

PRICING TERM SHEET

READY CAPITAL CORPORATION
5.50% SENIOR NOTES DUE 2028
PRICING TERM SHEET

Dated: December 16, 2021

This pricing term sheet supplements Ready Capital Corporation’s preliminary prospectus supplement, dated December 16, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Ready Capital Corporation and not its subsidiaries.

Issuer:	Ready Capital Corporation, a Maryland Corporation
Securities Offered:	5.50% Senior Notes due 2028 (the “Notes”)
Aggregate Principal Amount:	$110,000,000
Rating:	BBB+ by Egan-Jones Ratings Company. A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
Trade Date:	December 16, 2021
Settlement Date (T+3):	December 21, 2021; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.
Maturity:	December 30, 2028
Interest Rate:	5.50% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months
Interest Payment Dates:	June 30 and December 30 of each year, commencing, in the case of the Notes, on June 30, 2022.
Issue Price to Investors:	$1,000 per Note, plus accrued interest, if any, from December 21, 2021, if settlement occurs after that date
Yield:	5.50%

Optional Redemption Provision:

At any time prior to December 30, 2024, we may redeem for cash all or any portion of the Notes, at our option, at a redemption price equal to a Make-Whole Amount plus 50 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

On or after December 30, 2024, we may redeem for cash all or any portion of the Notes, at our option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, if redeemed during the twelve-month period beginning on December 30 of the years indicated below:

Redemption Price
2024	102.7500%
2025	101.3750%
2026	100.6875%
2027 and thereafter	100.0000%

Change of Control:	The occurrence of a Change of Control Repurchase Event will require the Issuer to offer to repurchase the Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.
Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof
Underwriters’ Discount:	2.00%
Proceeds to Issuer (before expenses):	$107,800,000
Use of Proceeds:	We intend to contribute the net proceeds from this offering to our Operating Partnership in exchange for the issuance by the Operating Partnership of the Mirror Note with terms that are substantially equivalent to the terms of the notes in this offering. Our Operating Partnership intends to use the net proceeds to originate or acquire our target assets consistent with our investment strategy and for general corporate purposes. Prior to these anticipated uses, our Operating Partnership may invest the net proceeds of this offering in interest-bearing, short-term investments, including money market accounts, in each case that are consistent with our intention to continue to qualify as a REIT.
Listing:	We do not intend to apply to list the Notes being sold in this offering.
CUSIP/ISIN:	75574U AB7 / US75574UAB70
Sole Book-Running Manager:	Piper Sandler & Co.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus dated August 4, 2020 and a preliminary prospectus supplement dated December 16, 2021) on Form S-3 (File No. 333-240086) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Piper Sandler & Co. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, or by calling toll-free 866-805-4128, or by email at fsg-dcm@psc.com.